Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated April 14, 2020

Registration No. 333-223058

MARRIOTT INTERNATIONAL, INC.

5.750% Series EE Notes due 2025

PRICING TERM SHEET

Dated: April 14, 2020

Issuer:	Marriott International, Inc.

Anticipated Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Security:	5.750% Series EE Notes due 2025 (the “Series EE Notes”)

Aggregate Principal Amount:	$1,600,000,000

Maturity Date:	May 1, 2025

Coupon:	5.750%

Interest Payment Dates:	May 1 and November 1, commencing on November 1, 2020

Interest Rate Adjustment:	The interest rate payable on the Series EE Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Terms—Interest on the Notes” in the Preliminary Prospectus Supplement dated April 14, 2020.

Day Count Convention:	360-day year consisting of twelve 30-day months

Price to Public:	99.996% of the principal amount

Yield to Maturity:	5.750%

Optional Redemption Provisions:

The Series EE Notes may be redeemed in whole or in part at any time prior to April 1, 2025 (one month prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Series EE Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Series EE Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Series EE Notes being redeemed) plus 50 basis points, plus accrued and unpaid interest on the Series EE Notes to the redemption date.

The Series EE Notes may be redeemed in whole or in part from time to time on or after April 1, 2025 (one month prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Trade Date:	April 14, 2020

Expected Settlement Date:	April 16, 2020 (T+2)

CUSIP / ISIN:	571903 BD4 / US571903BD44

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated April 14, 2020.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. Fifth Third Securities, Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Capital One Securities, Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. PNC Capital Markets LLC TD Securities (USA) LLC

Change to the Preliminary Prospectus Supplement

The following sentence is added at the end of the first paragraph set forth under “Summary—Recent Developments—New $1.5 Billion 364-Day Revolving Credit Facility Commitment and Leverage Covenant Waiver for Existing Revolving Credit Facility” appearing on page S-1 of the Preliminary Prospectus Supplement dated April 14, 2020:

Marriott expects that the net proceeds from this offering will substantially replace the 364-Day Credit Facility that is the subject of the commitment letter the company executed on April 13, 2020, as described in the company’s press release issued on April 14, 2020.

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Where similar language or information to that set forth above appears in other sections of the Preliminary Prospectus Supplement dated April 14, 2020, that language or information is deemed modified accordingly as set forth above.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.